NOTICE OF THE ANNUAL GENERAL MEETING for the year ended 30 June 2025

NOTICE OF ANNUAL GENERAL MEETING (AGM) Notice of Annual General Meeting 2 ANNEXURE DOCUMENTS Annexure 1 - Summary Consolidated Annual Financial Statements 12 Annexure 2 - Printing and Distribution of Reports 23 Annexure 3 - Social and Ethics Committee Report 24 Annexure 4 - Directors 26 Electronic Participation Form 29 Form of Proxy 31 OTHER INFORMATION Administration and Contact Details 34 FORWARD-LOOKING STATEMENTS Some of the information in this notice may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this notice, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2025, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 30 October 2025. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this notice or the occurrence of unanticipated events. Any forward-looking statement included in this notice has not been reviewed or reported on by DRDGOLD’s auditors. CONTENTS DRDGOLD Notice of Annual General Meeting 2025 1

DRDGOLD LIMITED (Incorporated in the Republic of South Africa) (Registration number: 1895/000926/06) ISIN: ZAE000058723 JSE and A2X share code: DRD NYSE trading symbol: DRD (“DRDGOLD” or the “company” or the “group”) 1. Notice is hereby given to the shareholders of the company (“shareholders”) that the annual general meeting (“AGM”) of DRDGOLD will be held remotely at 10:00 am (South African time) on Wednesday, 26 November 2025 through an interactive electronic platform for the purposes of considering and, if deemed fit, adopting, with or without modification, the ordinary and special resolutions set out below in accordance with the company’s memorandum of incorporation (“MOI”), the Companies Act, No. 71 of 2008, as amended (“Act”), as read with the JSE Limited Listings Requirements (“JSE Listings Requirements”), and for the purpose of transacting any other business as may be conducted at the AGM (“Notice”). 2. The company has retained the services of The Meeting Specialist Proprietary Limited (“TMS”) to remotely host the AGM on an interactive electronic platform in order to facilitate remote electronic attendance, participation and voting by shareholders and/or their proxies. TMS will assist shareholders with the requirements for electronic attendance, participation in, and/or voting at the AGM. Shareholders who wish to electronically attend, participate in and/or vote at the AGM are required to contact TMS at proxy@tmsmeetings.co.za or on +27 11 520 7950/1/2 as soon as possible, in any event by no later than 10:00 am (South African time) on Tuesday, 25 November 2025. Shareholders participating in this manner may still appoint a proxy to vote on their behalf at the AGM. Access by means of electronic communication will be at the expense of the individual shareholder. 3. In terms of section 59(1) of the Act, the board of directors of the company (“directors” or “Board”) has set the record date by when persons must be recorded as shareholders in the register of shareholders in order to be entitled to receive this Notice as Friday, 17 October 2025. The record date by when persons must be recorded in the register of shareholders to be entitled to electronically attend, participate in and vote at the AGM is Friday, 14 November 2025. Accordingly, the last day to trade in order to electronically attend, participate in and vote at the AGM is Tuesday, 11 November 2025. 4. Right to appoint a proxy 4.1 Shareholders entitled to electronically attend, participate and vote at the AGM may appoint one or more proxies to electronically attend, participate in and vote on their behalf, provided that each such proxy is appointed to exercise the rights attached to different shares held by that shareholder. The appointment of a proxy will not prevent a shareholder from subsequently electronically attending, participating in and voting at the AGM. 4.2 A proxy need not be a shareholder of the company. 4.3 A form of proxy is enclosed herein. To appoint more than one proxy, the form of proxy may be photocopied, or an additional form of proxy may be obtained by contacting the transfer secretaries. Details of where to send the completed form of proxy are set out in the form of proxy. 4.4 Shareholders are advised that in terms of section 63(1) of the Act, meeting participants, being shareholders or proxies, will be required to provide reasonably satisfactory identification before being entitled to electronically participate in or vote at the AGM. Forms of identification that will be accepted include original and valid identity documents, driver’s licences and passports. APPROVALS REQUIRED FOR RESOLUTIONS For purposes of approving the ordinary resolutions, the support of more than 50% (fifty percent) of the voting rights exercised on the resolution by shareholders electronically present, or represented by proxy, at the AGM is required, unless otherwise indicated. In order for the special resolutions to be adopted, the support of at least 75% (seventy five percent) of the voting rights exercised, which the shareholders electronically present, or represented by proxy, at the AGM are entitled to cast, is required. NOTICE OF THE 130TH ANNUAL GENERAL MEETING FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 2

PART I: PRESENTATION OF ANNUAL STATEMENTS, REPORT OF THE SOCIAL AND ETHICS COMMITTEE AND OF THE REMUNERATION REPORT PRESENTATION OF ANNUAL FINANCIAL STATEMENTS The consolidated and company annual financial statements for the year ended 30 June 2025 (“AFS”), including, inter alia, the directors' report, the report of the audit committee and the auditor’s report, will be presented to the shareholders as required in terms of section 30(3)(d) and 61(8)(a) of the Act. Summary consolidated annual financial statements are included in this Notice in Annexure 1 - Summary Consolidated Annual Financial Statements. The full AFS are available on our website at: http://www.drdgold.com/investors/reports-and-results. SOCIAL AND ETHICS COMMITTEE REPORT In accordance with regulation 43(5)(c) of the Companies Regulations, 2011, promulgated under the Act, a member of the Social and Ethics Committee is required to report to shareholders at the AGM on the matters within the mandate of the Social and Ethics Committee. The Social and Ethics Committee’s report is contained on page 25 of this Notice in Annexure 3 - Social and Ethics Committee Report. REMUNERATION REPORT In terms of the amendments to the Companies Act as promulgated on 31 December 2024, section 61(8)(a)(v) of the Companies Act requires the presentation of a remuneration report, at the AGM of the company. The Remuneration Committee’s report is contained in the 2025 integrated annual report. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 3

PART II: ORDINARY RESOLUTIONS AND SPECIAL RESOLUTIONS PROPOSED BY THE COMPANY ORDINARY RESOLUTION NUMBER 1: APPOINTMENT OF INDEPENDENT AUDITORS “Resolved that BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas), upon the recommendation of the Board, following the recommendation of the Audit Committee, be and are hereby appointed as the independent external registered auditors of the company for the ensuing period commencing from 26 November 2025 and terminating on the conclusion of the next AGM.” Explanation In terms of section 90(1) of the Act, a company which is required to have its annual financial statements audited annually in terms of the Act must appoint an external auditor and the designated external audit partner each year at its AGM. The company must appoint an auditor who complies with the requirements of section 90(2) of the Act and with paragraph 3.86 and 3.87 of the JSE Listings Requirements. RE-ELECTION OF DIRECTORS In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office at each AGM. Furthermore, the Nominations Committee of the Board has reviewed the composition of the Board against corporate governance and transformation requirements and has recommended the re-election and election of the directors listed below to the Board. ORDINARY RESOLUTION NUMBER 2: RE-ELECTION OF DIRECTOR “Resolved that Mr Timothy Cumming, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the end of the AGM”. The curriculum vitae (“CV”) of Mr Timothy Cumming is provided on page 26 of this Notice in Annexure 4 - Directors. ORDINARY RESOLUTION NUMBER 3: RE-ELECTION OF DIRECTOR “Resolved that Ms Charmel Flemming, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the end of the AGM”. The CV of Ms Charmel Flemming is provided on page 27 of this Notice in Annexure 4 - Directors. ORDINARY RESOLUTION NUMBER 4: ELECTION OF DIRECTOR “Resolved that Mr Andrew Brady, who was appointed to the Board on 1 December 2024, who retires in terms of the Company's MOI and is eligible and available for election, be and is hereby elected as a director of the Company with effect from the end of the AGM”. The CV of Mr Andrew Brady is provided on page 27 of this Notice in Annexure 4 - Directors. ORDINARY RESOLUTION NUMBER 5: ELECTION OF DIRECTOR “Resolved that Ms Henriette Hooijer, who was appointed to the Board on 1 July 2025, who retires in terms of the Company's MOI and is eligible and available for election, be and is hereby elected as a director of the Company with effect from the end of the AGM”. The CV of Ms Henriette Hooijer is provided on page 28 of this Notice in Annexure 4 - Directors. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 4

ORDINARY RESOLUTIONS NUMBER 6.1 TO 6.3: ELECTION OF AUDIT COMMITTEE MEMBERS “Resolved that, in terms of the Act and the JSE Listings Requirements, the following independent non-executive directors be and are hereby elected as members of the Audit Committee, with effect from the end of the AGM until the next AGM: 6.1 Mr Johan Holtzhausen (Chairman); 6.2 Ms Prudence Lebina; and 6.3 Ms Charmel Flemming The CVs of each of the independent non-executive directors to be appointed to serve as members of the Audit Committee are provided on page 26 and page 28 of this Notice in Annexure 4 - Directors. The election of Ms Charmel Flemming as a member of the Audit Committee is subject to the adoption of Ordinary Resolution Number 3. Explanation The members of the Audit Committee have been nominated by the Board for election as members of the Audit Committee in terms of Section 94(2) of the Act and in terms of the JSE Listings Requirements. In August 2025, the Board advised the shareholders that Mr Andrew Brady had been retained as a consultant by Sibanye Stillwater Limited for a six month period and that in light of this, the Board had resolved that for the duration of Mr Brady's external appointment, Mr Brady will not be regarded as independent and will therefore no longer serve on the Audit Committee. The Board has reviewed the proposed composition and has confirmed that the Audit Committee will comply with the relevant requirements and that the individuals referred above have the necessary skills, knowledge and experience to perform its duties in terms of the Act and the JSE Listings Requirements. ORDINARY RESOLUTIONS NUMBER 7.1 TO 7.4: ELECTION OF SOCIAL AND ETHICS COMMITTEE MEMBERS “Resolved that, in terms of the Act, the following directors be and are hereby elected as members of the Social and Ethics Committee, with effect from the end of the AGM until the next AGM: 7.1 Mr Edmund Jeneker (Chairman); 7.2 Ms Henriette Hooijer 7.3 Ms Charmel Flemming; and 7.4 Ms Thoko Mnyango The CVs of each of the directors to be appointed to serve as members of the Social and Ethics Committee are provided on page 26 to page 28 of this Notice in Annexure 4 - Directors. The election of Ms Charmel Flemming as a member of the Social and Ethics Committee is subject to the adoption of Ordinary Resolution Number 3. The election of Ms Henriette Hooijer as a member of the Social and Ethics Committee is subject to the adoption of Ordinary Resolution Number 5. On 23 October 2025, Mr Riaan Davel resigned as a member of the Social and Ethics Committee and Ms Henriette Hooijer was appointed to serve on the Social and Ethics Committee. Explanation The members of the Social and Ethics Committee have been nominated by the Board in accordance with sections 61 and 72(9A)(a) of the Act. The Board reviewed the proposed composition and has confirmed that the Social and Ethics Committee will comply with the relevant requirements and that the individuals referred above have the necessary skills, knowledge and experience to perform its duties in terms of the Act. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 5

ORDINARY NON-BINDING ADVISORY RESOLUTION NUMBER 8: ENDORSEMENT OF THE COMPANY’S REMUNERATION POLICY “Resolved that the company’s remuneration policy, as set out in the Remuneration Report of the Integrated Annual Report 2025 (“Integrated Report”), is hereby endorsed by way of a non-binding advisory vote.” Explanation King IV Report on Corporate Governance for South Africa, 2016 ("King IV") recommends and the JSE Listings Requirements require, that a separate non-binding advisory vote should be obtained from shareholders on the company’s remuneration policy. The non-binding advisory vote enables shareholders to express their views on the company’s remuneration policy and practices. The remuneration policy is set out in the Governance section - Remuneration Report in the Integrated Report. Should 25% (twenty five percent) or more of the votes cast be against this non-binding advisory resolution, DRDGOLD undertakes to engage with the dissenting shareholders as to the reasons therefore and to make recommendations based on the feedback received. ORDINARY NON-BINDING ADVISORY RESOLUTION NUMBER 9: ENDORSEMENT OF THE COMPANY’S IMPLEMENTATION REPORT “Resolved that the company’s implementation report, as set out in the Remuneration Report of the Integrated Report, is hereby endorsed by way of a non-binding advisory vote.” Explanation Kind IV recommends and the JSE Listings Requirements require, that a separate non-binding advisory vote should be obtained from shareholders on the company's implementation report in respect of the remuneration policy. The non-binding advisory vote enables shareholders to express their views on the company’s implementation of the remuneration policy as set out in the implementation report. The implementation report is set out in the Governance section - Remuneration Report in the Integrated Report. Should 25% (twenty five percent) or more of the votes cast be against the above non-binding advisory resolution, DRDGOLD undertakes to engage with shareholders as to the reasons therefore and to make recommendations based on the feedback received. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 6

SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES “Resolved that, subject to the provisions of the Act, the JSE Listings Requirements and the MOI, the directors be and are hereby authorised to approve the acquisition by the company or by any subsidiary of the company from time to time, of such number of DRDGOLD Securities, where applicable, in the company at such prices and on such other terms and conditions as the directors may from time to time determine on the following basis: 1. The general authority in terms of this resolution shall extend up to and including the date of the next AGM of the company or 15 (fifteen) months from the date on which this resolution is passed, whichever is the earlier date; 2. The company and its subsidiaries are enabled by their memorandum of incorporation to acquire Shares; 3. The repurchase by the company of Shares in issue shall not exceed, in aggregate, 20% (twenty percent) of the relevant class of the company’s issued share capital, at the beginning of the financial year, in any one financial year; 4. Acquisitions by the company or its subsidiaries shall not be made at a price greater than 10% (ten percent) above the weighted average of the market value of Shares on the exchange operated by the JSE Limited ("JSE") for the 5 (five) business days immediately preceding the date on which the acquisition is effected; 5. Acquisitions by the subsidiaries of the company may not result in a subsidiary, together with all other subsidiaries of the company, holding more than 10% (ten percent) of the relevant class of the entire issued share capital of the company from time to time; 6. Acquisitions of Shares may not take place during a prohibited period, as defined in the JSE Listings Requirements, unless a repurchase programme, in compliance with paragraph 5.72(h) of the JSE Listings Requirements, in terms of which an independent third party, which makes its investment decisions in relation to the company’s securities independently of, and uninfluenced by the company, executes the repurchase programme, is in place where the dates and quantities of Shares to be traded during the relevant period are fixed and has been submitted to the JSE in writing prior to the commencement of the prohibited period; 7. As soon as the company and/or its subsidiary/ies has/have cumulatively repurchased 3% (three percent) of the number of the relevant class of Shares in issue as at the time that the general authority is granted, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, a SENS announcement containing the required details of such acquisitions will be published in compliance with the JSE Listings Requirements; 8. Such acquisitions will be effected through the order book operated by the trading system of the JSE and done without prior understanding or arrangement between the company and the counterparty (reported trades being prohibited); 9. The company shall only be entitled, at any point in time, to appoint one agent to effect any acquisition on its behalf pursuant to this resolution; 10. Any such general acquisitions are subject to the exchange control regulations and approvals applicable at that point in time; 11. Prior to any acquisition, a resolution is passed by the Board authorising the acquisition, and stating that the group has passed the solvency and liquidity test (as contemplated in section 4 of the Act) and that, since that test was performed, there have been no material changes to the financial position of the group; and 12. After having considered the effect of repurchases of up to 20% (twenty percent) of Shares pursuant to this general authority (assuming it were to take place), the directors are, in terms of the Act and the JSE Listings Requirements, of the opinion that for a period of 12 (twelve) months after the date of this Notice: 12.1 the company and the group would be able to repay their debts in the ordinary course of business; 12.2 the assets of the company and the group, fairly valued, will be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities are recognised and measured in accordance with the accounting policies used in the latest audited group AFS; 12.3 the company and the group will have adequate share capital and reserves for ordinary business purposes; 12.4 the working capital of the company and the group will be adequate for ordinary business purposes; and 12.5 a resolution by the Board that it has authorised the repurchase, that the company and its subsidiaries have passed the solvency and liquidity test and that, since that test was performed, there have been no material changes to the financial position of the group.” Explanation The reason for, and effect of, Special Resolution Number 1 is to enable the directors to approve the acquisition by the group of Shares in the company, subject to the limitations set out in the resolution. The directors are of the opinion that opportunities to acquire the Shares, which could enhance the earnings per share and/or net asset value per share, may present themselves in the future. Accordingly, in order for the group to be placed in a position to be able to utilise the provisions of the Act, and the JSE Listings Requirements, it is proposed that the directors be authorised by way of general authority, to acquire up to the maximum number of its Shares permitted by the JSE Listings Requirements. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 7

SPECIAL RESOLUTIONS continued SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES continued The following information is disclosed / incorporated by reference for compliance with paragraph 11.26 of the JSE Listings Requirements: 1. Major shareholders – refer to the shareholders information section in the AFS; 2. Share capital of the company – refer to the equity note in the AFS; 3. Directors’ responsibility statement – the directors whose names are set out in Annexure 4 - Directors of this Notice collectively and individually, accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and Notice and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which, would make any statement in this Special Resolution Number 1 and Notice false or misleading and that they have made all reasonable inquiries to ascertain such facts have been made and that this Special Resolution Number 1 and Notice contains all information required by law and the JSE Listings Requirements; and 4. Material changes – other than the facts and developments as reported in the subsequent events note in the AFS, there have been no material changes in the affairs, financial or trading position of the company and its subsidiaries from 30 June 2025 to the date of this Notice. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 8

NOTICE OF ANNUAL GENERAL MEETING continued
FOR THE YEAR ENDED 30 JUNE 2025

SPECIAL RESOLUTION NUMBER 2: APPROVAL OF NON-EXECUTIVE DIRECTORS' REMUNERATION

"Resolved that in terms of clause 30 of the MOI, sections 65(11)(h), 66(8) and 66(9) of the Act, the remuneration of the non-executive directors ("**NEDs**") of the company for their services as directors be approved as set out in the table below with effect from 1 January 2026. The proposed fees exclude Value Added Tax and reflect a 5.5% (five-point-five percent) increase to the fees approved at the previous AGM. This proposed increase is lower than the median 12% rise in board fees recorded among JSE Top 200 companies over the past year, as reported in PwC's *2025 Directors' Remuneration and Trends Report*.

TABLE A

	Proposed fees per annum Annual retainer fee R	Current approved fees per annum Annual retainer fee R
Chair of the Board [1]	**1,867,002**	1,769,670
Lead Independent Director [1]	**1,057,968**	1,002,813
NEDs	**535,207**	507,305
Audit Committee chair [2]	**224,040**	212,360
Audit Committee member	**174,254**	165,169
Committee chair [2,3]	**149,360**	141,574
Risk Committee and Remuneration Committee member	**124,467**	117,978
Nominations Committee and Social and Ethics Committee member	**112,020**	106,180
Investment Committee Chair - *ad hoc* fee per meeting	**43,860**	41,573
Investment Committee member - *ad hoc* fee per meeting	**29,635**	28,090
Ad hoc fee applicable for additional special meetings [4]	**29,635**	28,090

[1] *Fees per annum for the Chair of the Board and the Lead Independent Director are all-inclusive fees i.e. they will not receive Committee membership fees nor will they receive ad hoc fees in the event of additional special meetings required or as members of the Investment Committee.*

[2] *This per annum fee is inclusive of both the NED's role as Chair of the Committee and as a member.*

[3] *Per annum fees applicable for the Chairs of all Committees except the Audit Committee.*

[4] *Ad hoc fees for additional work by a NED is only payable in out of the ordinary circumstances.*

Explanation

Special Resolution Number 2 is proposed in order to comply with section 66(9) of the Act and the MOI which, *inter alia*, provides that remuneration payable to NEDs of a company in respect of their services as directors must be approved by a special resolution of shareholders within the previous 2 (two) years.

DRDGOLD Notice of Annual General Meeting **2025** 9

VOTING AND PROXIES On a show of hands, every shareholder electronically present or by proxy or represented shall have only one vote irrespective of the number of Shares he/she holds or represents and, on a poll, every shareholder electronically present or by proxy or represented shall have one vote for every share held in DRDGOLD by such shareholder on the AGM record date. Shareholders holding certificated Shares in their own name and shareholders who have dematerialised their Shares and have elected “own-name” registration in the sub-register through a Central Securities Depository Participants (“CSDP”) may electronically attend, participate and vote in person at the AGM, or may appoint one or more proxies (who need not be shareholders) to electronically attend, participate and vote at the AGM in the place of such shareholder. A form of proxy to be used for this purpose is attached to this Notice. Duly completed forms of proxy must be lodged with the respective transfer secretaries at either of the addresses below at any time before the commencement of the AGM (or any adjournment of the AGM) or submitted to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of the relevant shareholder’s rights at the AGM (or any adjournment of the AGM), provided that should a shareholder lodge a form of proxy with the transfer secretaries in South Africa, the United States and the United Kingdom, at the below addresses, at least 24 hours and 48 hours, respectively, before the AGM, such shareholder will also be required to furnish a copy of such form of proxy to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of such shareholder’s rights at the AGM (or any adjournment of the AGM), as follows: • shareholders registered on the South African register to JSE Investor Services Proprietary Limited, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196 (PO Box 10462, Johannesburg, 2000), or email at meetfax@jseinvestorservices.co.za, to reach them by no later than 10:00 am (South African Time) on Tuesday, 25 November 2025; • shareholders holding Shares in the form of American Depositary Receipts, to JP Morgan Chase Bank, Proxy Services Department, P O Box 64873 St Paul, MN 55164-9804, to reach them by no later than 09:00 am (Eastern Standard Time) on Friday, 21 November 2025; and • shareholders registered on the United Kingdom register to PXS1, MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, to reach them by no later than 10:00 am (Greenwich Mean Time) on Monday, 24 November 2025. • shareholders registered on the Australian register to Computershare Investor Services Proprietary Limited, Level 17, 221 St George's Terrace, Perth, WA 6000, Australia, to reach them by no later than 01:00 am (Australian Western Standard Time) on Monday, 24 November 2025. Shareholders who have already dematerialised their Shares through a CSDP and who have not selected “own-name” registration in the sub-register through a CSDP or broker and shareholders who hold certificated Shares through a nominee who wish to electronically attend the AGM must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee. In respect of dematerialised Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he/she appoints a proxy to vote at the AGM. Depository receipt holders may receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy. The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his/her share warrant at the bearer reception office of PXS1, Link Group, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, in both cases not later than 48 (forty eight) hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the “conditions governing share warrants” currently in force. Thereupon, a form of proxy or an electronic form under which such share warrant holder may be represented at the AGM shall be issued. NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 10

DOCUMENTS AVAILABLE FOR INSPECTION Copies of the MOI and this Notice are available for inspection at the registered office of the company during normal business hours on any weekday (excluding public holidays) from the date of this Notice to the date of the AGM, at which the aforementioned documents will be tabled. DIRECTORS' RESPONSIBILITY STATEMENT The directors, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the Ordinary and Special Resolutions contained in this Notice and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made, and that these resolutions contain all information required by law and by the JSE Listings Requirements. Registered office and postal address: In South Africa Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park, 1709 Johannesburg (PO Box 390, Maraisburg, 1700) Depositary bank: American Depositary Receipts J.P. Morgan Chase Bank N.A. P.O. Box 64504 St Paul, MN 55164-9804 Transfer secretaries: In South Africa JSE Investor Services Proprietary Limited One Exchange Square 2 Gwen Lane Sandown, Sandton, 2196 (PO Box 10462, Johannesburg, 2000) In the United Kingdom MUFG Corporate Markets Central square 29 Wellington street Leeds, LS1 4DL United Kingdom Australia Computershare Investor Services Proprietary Limited Level 17 221 St George’s Terrace Perth, WA 6000 Australia Virtual Annual General Meeting Facilitator: The Meeting Specialist (Proprietary) Limited JSE Building, One Exchange Square 2 Gwen Lane Sandown, 2196 (PO Box 62043, Marshalltown, 2196 South Africa) By order of the Board K MBANYELE Company Secretary 28 October 2025 NOTICE OF ANNUAL GENERAL MEETING continued FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 11

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

SUMMARY CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2025

Amounts in R million	Notes	2025	2024
Revenue		**7,878.2**	6,239.7
Cost of sales		**(4,747.7)**	(4,429.9)
Gross Profit from operating activities		**3,130.5**	1,809.8
Other income		**—**	2.0
Administration and other costs		**(213.8)**	(199.3)
Results from operating activities		**2,916.7**	1,612.5
Finance income		**223.8**	280.8
Finance expense		**(73.4)**	(76.4)
Profit before tax		**3,067.1**	1,816.9
Income tax	3	**(824.4)**	(488.2)
Profit for the year[1]		**2,242.7**	1,328.7
Other comprehensive income		**139.1**	11.7
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income		**139.1**	11.7
Fair value adjustment on equity investments at fair value through other comprehensive income	6, 9	**139.8**	11.8
Deferred tax thereon		**(0.7)**	(0.1)
Total other comprehensive income for the year		**139.1**	11.7
Total comprehensive income for the year		**2,381.8**	1,340.4
Earnings per share			
Basic earnings per share (SA cents per share)	4	**260.1**	154.3
Diluted basic earnings per share (SA cents per share)	4	**258.9**	153.5

*[1]Included in profit for the year and total comprehensive income for the year is a loss from subsidiary held for sale of R2.1 million. Of this loss, R1 million is attributable to non-controlling interest ("**NCI**").*

The accompanying notes are an integral part of these summary consolidated annual financial statements.

These summarised consolidated annual financial statements are a summary of, and have been extracted from, the audited consolidated financial statements as at and for the year ended 30 June 2025, and have not themselves been audited or independently reviewed. Both the consolidated annual financial statements and these summarised consolidated annual financial statements were prepared under the supervision of the Chief Financial Officer, Mr Riaan Davel, CA(SA) and can be obtained from the Company on written request from the company's company secretary, Kgomotso Mbanyele (*kgomotso.mbanyele@drdgold.com*), or are available from the company's website at: *https://www.drdgold.com/investors/reports-and-results#ars2025*.

DRDGOLD Notice of Annual General Meeting **2025** 12

Amounts in R million Notes 2025 2024 ASSETS Non-current assets 9,962.5 7,956.8 Property plant and equipment 2 8,542.2 6,794.9 Investments in rehabilitation and other funds 1,002.8 912.5 Payments made under protest 56.7 45.6 Other investments 6 322.5 180.4 Deferred tax asset 38.3 23.4 Current Assets 2,283.5 1,493.6 Inventories 522.6 460.0 Current tax receivable 4.3 33.1 Trade and other receivables 329.6 479.0 Assets held for sale 7 120.8 — Cash and cash equivalents 1,306.2 521.5 TOTAL ASSETS 12,246.0 9,450.4 EQUITY AND LIABILITIES Equity 8,883.0 6,889.4 Stated share capital 6,197.3 6,192.2 Retained earnings 2,685.7 697.2 Non-current liabilities 2,361.8 1,607.5 Provision for environmental rehabilitation 5 558.7 616.8 Deferred tax liability 3 1,781.8 958.0 Liability for post-retirement medical benefits 11.3 10.4 Lease liabilities 10.0 22.3 Current liabilities 1,001.2 953.5 Trade and other payables 954.4 917.4 Current portion of lease liabilities 7.4 6.9 Current tax liability 29.5 29.2 Liabilities directly associated with the assets held for sale 7 9.9 — Total Liabilities 3,363.0 2,561.0 TOTAL EQUITY AND LIABILITIES 12,246.0 9,450.4 The accompanying notes are an integral part of these summary consolidated annual financial statements. ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 13

Amounts in R million Notes Stated share capital Retained earnings Total equity Balance at 30 June 2023 6,187.9 86.2 6,274.1 Total comprehensive income Profit for the year 1,328.7 1,328.7 Other comprehensive income 11.7 11.7 Total comprehensive income — 1,340.4 1,340.4 Transactions with the owners of the parent Contributions and distributions Treasury shares disposed of for the vesting of the equity-settled share- based payment 4.3 (4.3) — Dividend on ordinary shares (731.7) (731.7) Equity-settled share-based payment expense expense 26.4 26.4 Equity-settled share based payment income tax impact on equity (20.5) (20.5) Equity-settled share based payment vesting impact on equity 0.7 0.7 Total contributions and distributions 4.3 (729.4) (725.1) Balance at 30 June 2024 6,192.2 697.2 6,889.4 Total comprehensive income Profit for the year 2,242.7 2,242.7 Other comprehensive income 6, 9 139.1 139.1 Total comprehensive income — 2,381.8 2,381.8 Transactions with the owners of the parent Contributions and distributions Treasury shares disposed of for the vesting of the equity-settled share- based payment 5.1 (5.1) — Dividend on ordinary shares (431.0) (431.0) Equity-settled share-based payment expense 30.1 30.1 Equity-settled share-based payment income tax impact on equity 12.7 12.7 Equity-settled share-based payment vesting impact on equity 1.0 1.0 Total contributions and distributions 5.1 (392.3) (387.2) Transactions with non-controlling interest Loss attributable to NCI (1.0) (1.0) Balance at 30 June 2025 6,197.3 2,685.7 8,883.0 The accompanying notes are an integral part of these summary consolidated annual financial statements. ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 14

Amounts in R million Notes 2025 2024 Cash flows from operating activities Cash generated from operations 3,376.9 1,738.3 Finance income received 63.7 154.6 Dividends received 6 56.3 29.3 Finance expense paid (11.5) (4.5) Income tax received/ (paid) 25.7 (72.5) Net cash inflow from operating activities 3,511.1 1,845.2 Cash flows from investing activities Acquisition of property, plant and equipment 2 (2,254.9) (2,985.7) Proceeds on disposal of property, plant and equipment — 0.3 Investment in rehabilitation and other funds — (33.8) Contribution to other investments (2.3) — Environmental rehabilitation payments to reduce decommissioning liabilities 5 (26.1) (23.4) Net cash outflow from investing activities (2,283.3) (3,042.6) Cash flows from financing activities Dividends paid on ordinary shares (431.0) (731.7) Repayment of lease liabilities (12.1) (19.0) Net cash outflow from financing activities (443.1) (750.7) Net increase/ (decrease) in cash and cash equivalents 784.7 (1,948.1) Impact of fluctuations in exchange rate on cash held in foreign currencies — (1.8) Cash and cash equivalents at the beginning of the year 521.5 2,471.4 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 8 1,306.2 521.5 The accompanying notes are an integral part of these summary consolidated annual financial statements. ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 15

1 BASIS OF PREPARATION The summary consolidated annual financial statements are prepared in accordance with the requirements of the JSE Listings Requirements and the requirements of the ActCompa. The JSE Listings Requirements require summary consolidated annual financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards Accounting Standards (“Accounting Standards”) and the South African financial reporting requirements defined as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the consolidated annual financial statements, from which the summary consolidated annual financial statements were derived, are in terms of the Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements. The summary consolidated annual financial statements have not been audited or reviewed and are extracted from the complete set of consolidated annual financial statements for the year ended 30 June 2025, which have been audited by the company’s auditor, BDO South Africa Inc. The complete set of the annual financial statements has been prepared under the supervision of the group’s Chief Financial Officer, Mr Riaan Davel, CA(SA). The audited consolidated financial statements and the unqualified audit report on the consolidated financial statements can be obtained from the company on written request from the Company's company secretary, Kgomotso Mbanyele (kgomotso.mbanyele@drdgold.com) or are available from the Company's website at https://www.drdgold.com/ investors/reports-and-results. Shareholders are therefore advised that in order to obtain a full understanding of the financial results and the financial position of the group, as well as the nature of the auditor’s work thereon, they should obtain a copy of the audited consolidated financial statements for the year ended 30 June 2025. The directors are responsible for the preparation of the summary consolidated annual financial statements and for accurately extracting the information from the underlying audited consolidated financial statements. 2 PROPERTY, PLANT AND EQUIPMENT The group's property, plant and equipment increased from R6,794.9 million at 30 June 2024 to R8,542.2 million at 30 June 2025 as the group progresses with its capital expansion programme at Ergo Mining Proprietary Limited ("Ergo") and at Far West Gold Recoveries Proprietary Limited ("FWGR"). 3 DEFERRED TAX The group's deferred tax liability increased from R958.0 million at 30 June 2024 to R1,781.8 million at 30 June 2025 mainly due to the acquisition of property, plant and equipment that has been claimed as accelerated capital deductions for income tax. NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 16

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2025

4 EARNINGS PER SHARE

Amounts in R million	2025	2024
Basic earnings		
The calculations of basic and diluted earnings per ordinary share are based on the following:		
Profit for the year	**2,242.7**	1,328.7
Headline earnings		
The basic earnings has been adjusted by the following to arrive at headline earnings:	**3.7**	(1.5)
Loss / (gain) on disposal of property, plant and equipment, net of tax	**3.7**	(0.6)
Income from insurance claim, net of tax	**—**	(0.9)
Headline earnings	**2,246.4**	1,327.2

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares

Number of shares	2025	2024
Weighted average number of ordinary shares in issue adjusted for treasury shares	**862,142,826**	861,240,788
Effect of equity-settled share-based payment	**4,210,349**	4,306,645
Dilutive weighted average number of ordinary shares adjusted for treasury shares	**866,353,175**	865,547,433

SA cents per share	2025	2024
Basic earnings per share	**260.1**	154.3
Diluted basic earnings per share	**258.9**	153.5
Headline earnings per share	**260.6**	154.1
Diluted headline earnings per share	**259.3**	153.3

5 PROVISION FOR ENVIRONMENTAL REHABILITATION

Amounts in R million	2025	2024
Balance at the beginning of the year	**616.8**	562.1
Unwinding of provision for environmental rehabilitation	**58.6**	56.3
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	**(98.0)**	(11.6)
Change in estimate of environmental rehabilitation recognised to property, plant and equipment (b)	**7.4**	34.7
Environmental rehabilitation payments (c)	**(26.1)**	(24.7)
To reduce decommissioning liabilities	**(26.1)**	(23.4)
To reduce restoration liabilities	**—**	(1.3)
Balance at the end of the year	**558.7**	616.8

(a) ***Change in estimate of environmental rehabilitation recognised in profit or loss***

The decrease is mainly as a result of Crown Complex being classified as a Mineral Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint.

(b) ***Change in estimate of environmental rehabilitation recognised to property, plant and equipment***

Included in property, plant and equipment are inflationary increases in rehabilitation costs and the expansion of FWGR infrastructure.

(c) ***Environmental rehabilitation payments***

40ha of the Brakpan TSF and 4.4ha of the Driefontein 4 TSF were vegetated during the year.

DRDGOLD Notice of Annual General Meeting **2025** 17

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

6 INVESTMENT IN RAND REFINERY (PTY) LTD ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 30 June 2025 is estimated at R302.0 million (30 June 2024: R166.8 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.

Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. Due to the low demand for Krugerrands, Prestige Bullion does not forecast paying a dividend in the short term; therefore, the valuation method has changed from the dividend discount model to a discounted cash flow model. The forecasted cash flows from Prestige Bullion were valued using a finite life, as Rand Refinery's shareholding will be reduced to nil in 2032, per an agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations and a decrease in the value of Prestige Bullion. The enterprise value of the refining operations of Rand Refinery increased as a result of higher throughput and a significant increase in forecast commodity prices. The fair value of Prestige Bullion decreased significantly as a result of a continued low demand for Krugerrands and resultant lower expected cash flows.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument.

	2025 R million	2024 R million
Reconciliation of investment in Rand Refinery		
Balance at the beginning of the year	166.8	156.3
Fair value adjustment on equity instruments at fair value through OCI	135.2	10.5
Balance at the end of the year	302.0	166.8
Dividends received	**56.3**	29.3

Key observable/unobservable inputs into the model include:

	Observable/unobservable input	Unit	2025
Rand Refinery operations			
Forecast average gold price	Observable input	R/kg	**1,620,480**
Forecast average silver price	Observable input	R/kg	**18,598**
Average South African CPI	Observable input	%	**4.5**
Terminal growth rate	Unobservable input	%	**4.5**
South African long term government bond rate	Observable input	%	**9.7**
Weighted average cost of capital	Unobservable input	%	**16.0**
Investment in Prestige Bullion			
Discount period	Unobservable input	years	**8**
Weighted average cost of capital	Unobservable input	%	**18.0**

Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% were applied respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2025 were used, and therefore classified as an unobservable input into the models.

SENSITIVITY ANALYSIS

The fair value measurement is most sensitive to the weighted average cost of capital, Rand US Dollar exchange rate and the gold price. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied.

DRDGOLD Notice of Annual General Meeting **2025** 18

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

6 INVESTMENT IN RAND REFINERY (PTY) LTD ("RAND REFINERY") continued

SENSITIVITY ANALYSIS

The below table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

		Input		Change in OCI, net of tax	
		% Increase	% Decrease	% Increase	% Decrease
Rand Refinery operations					
Rand US Dollar exchange rate	Observable inputs	1	(1)	6.9	(6.9)
Commodity prices (gold and silver)	Observable inputs	1	(1)	6.0	(6.0)
Operating costs	Unobservable inputs	1	(1)	(4.7)	4.7
Weighted average cost of capital	Unobservable inputs	1	(1)	(13.3)	13.3
Minority discount	Unobservable inputs	1	(1)	(3.6)	3.6
Marketability discount	Unobservable inputs	1	(1)	(3.5)	3.5
Investment in Prestige Bullion					
Weighted average cost of capital	Unobservable inputs	1	(1)	(0.2)	0.2
Prestige cash flow forecast	Unobservable inputs	1	(1)	0.1	(0.1)

7 SUBSIDIARY HELD FOR SALE

Stellar Energy Solutions Proprietary Limited ("Stellar") is a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. Ergo owns 50.25% of the shares in Stellar and has extended funding to develop the project to financial close. Following a strategic review, the Board has decided to sell Ergo's share in Stellar to focus on the group's core mining activities. There is an ongoing active sale process, expected to be concluded during FY2026. Subsequent to year-end, Ergo has converted its short-term credit facility to Stellar into equity, which increased its shareholding in Stellar to 89.94%, as of 18 August 2025.

Amounts in R million	2025	2024
Current assets held for sale comprise of:		
Property plant and equipment	**48.4**	—
Capital prepayments	**56.9**	—
Trade and other receivables	**15.4**	—
Cash and cash equivalents	**0.1**	—
	120.8	—
Current liabilities held for sale comprise of:		
Trade and other payables	**8.5**	—
Loan payable to minority shareholders	**1.4**	—
	9.9	—
Cash outflows attributable to subsidiary held for sale:		
Net cash outflow from operating activities	**5.6**	—
Net cash outflow from investing activities	**105.3**	—
Net decrease in cash and cash equivalents	**110.9**	—
Loss from subsidiary held for sale	**(2.1)**	—

8 FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY

The group's profitability and cash flows are primarily affected by changes in the market price of gold, which is sold in US Dollars and then converted to Rand.

In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. The group has facilities in place, but no contracts were entered into during the current reporting period.

DRDGOLD Notice of Annual General Meeting **2025** 19

LIQUIDITY MANAGEMENT The group monitors available cash and cash equivalent balance and facilities to ensure there is sufficient capital for forecasted expenditures, including capital requirements. DRDGOLD ended the current reporting period with cash and cash equivalents of R1,306.2 million (30 June 2024: R521.5 million). The group remains free of bank debt as at 30 June 2025 (30 June 2024: Rnil). Liquidity is further enhanced by sustained high Rand gold price levels. To fund the significant capital expansion programme at both operations, DRDGOLD secured a R500 million general banking facility ("GBF") with Nedbank Limited (acting through its Corporate and Investment Banking division). The GBF facility was amended to include a R181 million guarantee facility, which has been fully utilised. The GBF facility of R500 million remained undrawn at 30 June 2025. In addition to the GBF, DRDGOLD entered into a 5-year R1 billion revolving credit facility ("RCF") with a R500 million accordion option with Nedbank. The RCF remains undrawn as at 30 June 2025. 9 FAIR VALUES The group’s assets that are measured at fair value at the reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments on the statement of financial position. Of this line item, R11.2 million (30 June 2024: R7.5 million) relates to fair value hierarchy level 1 instruments. This balance increased as a result of an increase in the share price of West Wits Mining Limited. R311.3 million (30 June 2024: R172.9 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, as referred to in note 6. 10 OPERATING SEGMENTS The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group’s reportable operating segments: Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district, as well as the East and Central Rand goldfields. The operation comprises three plants and a solar plant with battery energy storage system. The Ergo plant operates as a metallurgical plant and the City Deep and Knights plants as pump/milling stations feeding the Ergo plant. FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and the relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. Corporate office and other reconciling items (collectively referred to as "Other reconciling items") represent the items to reconcile to the consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue. NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 20

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025

10 OPERATING SEGMENTS continued

2025 Amounts in R million	Ergo	FWGR	Other reconciling items	Total
Revenue (External)	5,671.5	2,206.7	—	7,878.2
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)
Movement in gold in process and finished inventories - Gold Bullion	9.8	8.3	—	18.1
Segment operating profit	1,982.1	1,541.5	—	3,523.6
Additions to property, plant and equipment	(605.7)	(1,593.1)	(1.2)	(2,200.0)
Reconciliation of segment operating profit to profit after tax				
Segment operating profit	1,982.1	1,541.5	—	3,523.6
Depreciation	(326.5)	(130.2)	(2.5)	(459.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	92.8	—	5.2	98.0
Ongoing rehabilitation expenditure	(16.3)	(2.6)	(0.3)	(19.2)
Care and maintenance	—	—	0.8	0.8
Other operating costs	(13.5)	—	—	(13.5)
Administration expenses and other costs	(19.6)	(8.3)	(185.9)	(213.8)
Finance income	53.1	52.1	118.6	223.8
Finance expense	(51.6)	(11.7)	(10.1)	(73.4)
Deferred tax	(405.6)	(426.9)	8.1	(824.4)
Profit after tax	1,294.9	1,013.9	(66.1)	2,242.7
Reconciliation of cost of sales to cash operating costs				
Cost of sales[1] (a)	(3,952.9)	(798.0)	3.2	(4,747.7)
Depreciation	326.5	130.2	2.5	459.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(92.8)	—	(5.2)	(98.0)
Movement in gold in process and finished inventories - Gold Bullion	(9.8)	(8.3)	—	(18.1)
Ongoing rehabilitation expenditure	16.3	2.6	0.3	19.2
Care and maintenance	—	—	(0.8)	(0.8)
Other operating costs	13.5	—	—	13.5
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)

[1] *Included in cost of sales is R138.9 million (FY2024: R144.9 million) paid for services rendered by Sibanye-Stillwater Limited.*

(a) Most significant components of other operating costs within cost of sales include:				
Consumable stores	1,151.4	224.6	—	1,376.0
Labour including short term incentives	625.9	121.3	—	747.2
Electricity	422.9	121.1	—	544.0
Electricity	422.9	121.1	—	544.0
Machine hire	136.3	20.0	—	156.3
Security expenses	162.2	36.3	—	198.5
Water	41.3	3.8	—	45.1

DRDGOLD Notice of Annual General Meeting **2025** 21

11 SUBSEQUENT EVENTS There were no subsequent events between the reporting date of 30 June 2025 and the date of issue of these summary consolidated annual financial statements other than those included in the notes above and described below. Increase in GBF During the financial year 2025, the GBF with Nedbank was amended to include a R120 million guarantees facility. Subsequent to year- end, this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilised. The GBF facility of R500 million remains undrawn.. Declaration of dividend On 20 August 2025, the Board declared a final dividend for the year ended 30 June 2025 of 40 SA cents per qualifying share amounting to R345.7 million, which was paid on 15 September 2025. Subsidiary loan conversion Ergo owned 50.25% of the shares in Stellar. Subsequent to year-end, Ergo has converted its short-term credit facility to Stellar into equity, which increased its shareholding in Stellar to 89.94%, as of 18 August 2025. Ordinary share issue In terms of the SIP incorporating the DSP, approved by shareholders of DRDGOLD on 29 November 2023, qualifying employees were awarded deferred shares ("Awards"). On 27 August 2025, 1,726,955 new ordinary shares were issued in terms of the new employee SIP incorporating the DSP. A further 1,082,033 new ordinary shares were issued in terms of the ELTI scheme on 20 October 2025 for the purposes of the conditional shares vesting on 19 October 2025, increasing the total issued ordinary shares to 867,397,699. Deferred Share Plan On 13 August 2025, 1,726,955 deferred shares were granted to qualifying employees under the DSP. The Awards vest over five years at 20% per annum for F-band participants, and over three years at 33.3% per annum for E and D band participants, starting from the award date, and subject to the rules of the DSP, including the participant’s continued employment with the group. The number of conditional shares granted includes those granted to directors and prescribed officer as follows: Number of deferred shares Executive directors D J Pretorius 177,688 A J Davel 97,277 H Hooijer1 55,418 Prescribed officer W J Schoeman 97,015 427,398 1 Appointed as executive director from 1 July 2025 NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2025 DRDGOLD Notice of Annual General Meeting 2025 22

Dear shareholder 28 October 2025 Printing and distribution of reports This booklet includes the following: • detailed notice of AGM 2025; • form of proxy; and • the electronic participation form. In a continuous drive to contain costs, we have rationalised the printing and postage of our various reports and neither the Integrated Report, nor the audited financial statements for the year ended 30 June 2025 have been printed. Alternatively, you may contact the company secretary, Ms Kgomotso Mbanyele, to request a copy/copies. The Annual Integrated Report 2025 is available on the website on: www.drdgold.com/investors/reports-and-results#ars2025. Tel: +27 87 285 9576 / email: kgomotso.mbanyele@drdgold.com Certificated shareholders may elect not to receive any copies of the aforementioned communications. Dematerialised shareholders, who do not wish to receive copies of reports, should advise their CSDP or stockbroker to amend their records accordingly. Yours sincerely Ms K Mbanyele Company Secretary ANNEXURE 2 – PRINTING AND DISTRIBUTION OF REPORTS DRDGOLD Notice of Annual General Meeting 2025 23

INTRODUCTION In terms of regulation 43(5)(c) of the Companies Regulations, 2011, promulgated under the Act, the Social and Ethics Committee must report to shareholders at the company’s AGM on the matters within its mandate. This report should be considered within the context of the company’s Integrated Report and King IV. ETHICS Our Code of Business Conduct and Ethics (the "Code") was the subject of consultation with management. Each employee receives and signs for a copy of the Code when he or she becomes an employee of the group. The Code is included in the induction video, which all employees are required to watch annually. The Company encourages suppliers doing business with DRDGOLD to adopt the Code. The Board assumes ultimate responsibility for the group’s ethical performance and holds management accountable for implementing our Code. The Code was revised during the reporting period to encompass a range of ethical considerations and is available on the DRDGOLD website at: www.drdgold.com/about-us/governance. Included in the Code are the following provisions: • The Code is based on DRDGOLD’s values of unity, integrity, commitment and accountability. • DRDGOLD’s business conduct is guided by the fundamental principles of fairness and integrity, accessible management culture and responsible behaviour in relation to society and the environment. • Directors, officers and employees must comply with all laws and regulations that are applicable to their activities on behalf of the group. • DRDGOLD acknowledges that all employees have a right to work in a safe and healthy environment. All employees are entitled to fair employment practices and have a right to a working environment free from discrimination and harassment. • The group recognises that DRDGOLD and its people have a responsibility to contribute to local communities. Employees are encouraged to participate in, among others, religious, charitable, educational and civic activities, provided that such participation does not make undue demands on their work time or create a conflict of interest. • The group expects employees to perform their duties in the best interest of the group and not to use their position, or knowledge gained through their employment with the group, for their private or personal advantage. • Employees may not take up outside employment without prior approval of the CEO or hold outside directorships without prior approval of the Board. Directors who hold outside directorships must disclose these at the quarterly Board meetings. • Employees should ensure that they are independent of any business organisation which has a contractual relationship with the group or provides goods or services to the group. • An employee should neither accept nor solicit any non-minor gifts, hospitality or other favours from suppliers of goods or services. • While directors and employees are encouraged to invest in and own shares in the group, such investment decisions must not contravene the conflict of interest provisions of the Code, any applicable legislation, or any policies and procedures established by the various operating areas of the group, and must not be based on material non-public information acquired by reason of an employee’s connection with the group. • Directors and employees are expected to treat all information pertaining to the group, which is not in the public domain, in the strictest confidence and may not divulge such information to any third party without permission, even after the termination of their services with the group. • The group strives to achieve timely and effective communication with all parties with whom it conducts business, as well as with governmental authorities and the public. No sensitive communication may be made to the media or investment community other than by DRDGOLD’s CEO, CFO, or the appointed investor/public relations consultants. All other communications to the media or investment community must be made within the ambit of the group’s announcements framework. Awareness campaigns and engagement with employees on the issues of bribery, corruption, fraud and other inappropriate conduct are ongoing within the group. ANNEXURE 3 - SOCIAL AND ETHICS COMMITTEE REPORT DRDGOLD Notice of Annual General Meeting 2025 24

HUMAN RIGHTS AND LABOUR The company recognises two representative trade unions – the National Union of Mineworkers and United Association of South Africa. The company consults and interacts with these trade unions in respect of all material matters relating to labour relations. The company does not operate in jurisdictions which abuse human rights. We are also not complicit in human rights abuses, employment of child labour or forced and compulsory labour. EMPLOYMENT EQUITY The company recognises and subscribes to the objectives of the Employment Equity Act, the Broad-Based Black Economic Empowerment Act, the Mineral and Petroleum Resources Development Act and all other laws which are meant to promote diversity and correct the injustices of the apartheid regime. The committee monitors the company’s performance in this regard at all its quarterly meetings. However, in its efforts to promote equity and representation, the committee is mindful of avoiding inequality and unfair discrimination. COMMUNITY DEVELOPMENT The company’s role in this area is addressed in the social value-add section of the Integrated Report. HEALTH AND SAFETY These issues are discussed in more detail in the employee relations section of the Integrated Report. ENVIRONMENT These issues are discussed in more detail in the environmental value-add section of the Integrated Report. SHAREHOLDER QUESTIONS The Act requires the committee to report to shareholders at its AGM on the matters within its mandate. This report will therefore be tabled at the AGM to be held on Wednesday, 26 November 2025. Shareholders may raise questions on the report at the meeting or by sending questions in advance of this date. Questions may be emailed to kgomotso.mbanyele@drdgold.com, to arrive no later than 10:00 am (South African time) on Monday, 24 November 2025. E A Jeneker Chairman: Social and Ethics Committee ANNEXURE 3 - SOCIAL AND ETHICS COMMITTEE REPORT DRDGOLD Notice of Annual General Meeting 2025 25

NON-EXECUTIVE DIRECTORS Timothy Cumming (67) BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics) Johan Holtzhausen (79) BSc (Geology and Chemistry), BCompt (Hons), CA (SA) Edmund Jeneker (63) Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA Prudence Lebina (44) BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA) Non-executive Chairman Chairman: Board Chairman: Nominations Committee Member: Risk Committee; Remuneration Committee and Investment Committee Independent Non-executive Director Chairman: Audit Committee Member: Remuneration Committee; Nominations Committee and Investment Committee Lead Independent Non- executive Director Chairman: Remuneration Committee and Social and Ethics Committee Member: Nominations Committee and Investment Committee Independent Non-executive Director Chairperson: Investment Committee and Risk Committee Member: Audit Committee, Nominations Committee and Remuneration Committee Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye Stillwater Limited, Nedgroup Investments Limited and serves as non- executive Chairman of Riscura Holdings Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives. Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust. Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States. Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA). Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors. Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Telkom SA SOC Limited. ANNEXURE 4 - DIRECTORS DRDGOLD 2024 Notice of Annual General Meeting 26

NON-EXECUTIVE DIRECTORS continued Thoko Mnyango (60) Dip Juris, BJuris Andrew Brady (50) BCom, Post Graduate Diploma in Business Administration Charmel Flemming (42) BAcc (Hons), CA (SA) Independent Non-executive Director Member: Social and Ethics Committee; Nominations Committee and Risk Committee. Non-executive Director Member: Investment Committee and Risk Committee Non-executive Director Member: Audit Committee; Risk Committee and Social and Ethics Committee Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development. Andrew Brady was appointed as an independent non-executive director on 1 December 2024 and became a non- executive Director on 19 August 2025. Andrew has more than 25 years of resource sector corporate finance and business development experience. Andrew is currently an executive director of Clean World Capital, a corporate advisory and investment company. Prior to this, he was Senior Vice President Business Development at Sibanye Stillwater Limited, a global precious metals company, covering the gold, platinum group metals and battery metal sectors. He was also a founding shareholder and Managing Director of Qinisele Resources, an independent boutique resources advisory business. Over a period of twelve years, Qinisele Resources played a leading role in the restructuring and consolidation of both the gold and platinum group metals industries in South Africa. He has advised international mining companies on investment into South Africa and South African mining companies on their international expansion strategies. Andrew has an extensive resource and banking sector network. Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She previously held positions at Acorn Agri & Food Limited, MixTelematics, KPMG and De Beers. Ms Flemming served as a non-executive director for Acorn Agri & Food Limited and MixTelematics and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom. ANNEXURE 4 - DIRECTORS DRDGOLD Notice of Annual General Meeting 2025 27

EXECUTIVE DIRECTORS Niël Pretorius (58) BProc, LLB, LLM Riaan Davel (49) BCom (Hons), MCom, CA (SA) Henriette Hooijer (45) BCom (Hons), CA(SA) Chief Executive Officer Member: Risk Committee Chief Financial Officer Chief Financial Officer Designate and General Manager Finance Member: Social and Ethics Committee Niël Pretorius has 26 years of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council. Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent. As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole. The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the fifth consecutive time in September 2025. Riaan was a nominee for the CFO of the Year at the CFO Awards 2024 and won the Finance & ESG Award. Henriette Hooijer was appointed as Chief Financial Officer (CFO) designate and executive director on 1 July 2025, while continuing as General Manager: Finance. She will succeed Riaan Daval as CFO on 1 February 2026. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. ANNEXURE 4 - DIRECTORS DRDGOLD Notice of Annual General Meeting 2025 28

ELECTRONIC PARTICIPATION FORM IN THE DRDGOLD LIMITED (“COMPANY”) VIRTUAL ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 26 NOVEMBER 2025 AT 10:00 AM 1. Shareholders or their proxies who wish to participate in the annual general meeting via electronic communication (“Participants”), must apply to the company’s meeting scrutineers to do so by e-mailing the form below (“the application”) to the e-mail address of the company’s meeting scrutineers, The Meeting Specialist Proprietary Limited (“TMS”), by no later than 10:00 am (South African time) on Tuesday, 25 November 2025. The e-mail address is as follows: proxy@tmsmeetings.co.za. 2. Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with ‘own- name’ registration, should contact their Central Securities Depository Participant (“CSDP”) or broker in the manner and time stipulated in their agreement with their CSDP or Broker: 2.1 to furnish them with their voting instructions; and 2.2 if they wish to participate in the meeting, to obtain the necessary authority to do so. 3. Each shareholder, who has complied with the requirements below, will be contacted between Tuesday, 25 November 2025 and Wednesday, 26 November 2025 via email/mobile with a unique link to allow them to participate in the virtual annual general meeting. 4. The cost of the Participant’s phone call or data usage will be at his/her own expense and will be billed separately by his/her own telephone service provider. 5. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must provide TMS with the information requested below. 6. The Participant’s unique access credentials will be forwarded to the email/cell number provided below. APPLICATION FORM Name and surname of shareholder Name and surname of shareholder representative (If applicable) ID number of shareholder or representative Email Address Cell number Telephone number Name of CSDP or Broker (If shares are held in dematerialised format) SCA number/Broker account number or Own name account number Number of shares Signature Date By signing this form, I agree to the terms and conditions on the following page and consent to the processing of my personal information above for the purpose of participation in the annual general meeting. ELECTRONIC PARTICIPATION FORM Incorporated in the Republic of South Africa (Registration number: 1895/000926/06) JSE and A2X share code: DRD ISIN: ZAE000058723 NYSE trading symbol: DRD (“DRDGOLD” or the “company” or the “group”) DRDGOLD Notice of Annual General Meeting 2025 29

TERMS AND CONDITIONS FOR ELECTRONIC PARTICIPATION IN THE DRDGOLD LIMITED (“COMPANY”) VIRTUAL ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 26 NOVEMBER 2025 AT 10:00 AM 1. The cost of dialling in using a telecommunication line/webcast/web-streaming to participate in the annual general meeting is for the expense of the Participant and will be billed separately by the Participant’s own telephone service provider. 2. The Participant acknowledges that the telecommunication lines/webcast/web-streaming are provided by a third party and indemnifies the Company and TMS and/or their third party service providers against any loss, injury, damage, penalty or claim arising in any way from the use or possession of the telecommunication lines/webcast/web-streaming, whether or not the problem is caused by any act or omission on the part of the Participant or anyone else. In particular, but not exclusively, the Participant acknowledges that he/she will have no claim against the Company and TMS and/or its third party service providers, whether for consequential damages or otherwise, arising from the use of the telecommunication lines/webcast/web-streaming or any defect in it or from total or partial failure of the telecommunication lines/webcast/web-streaming and connections linking the telecommunication lines/webcast/web-streaming to the annual general meeting. 3. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must act in accordance with the requirements set out above. 4. The annual general meeting will be recorded by TMS and the recording will be available upon request. 5. Given the above, the Participant agrees not to record the meeting by any other means. 6. Participants will be muted throughout the annual general meeting. There will be a question-and-answer session where participants may post questions on the virtual platform. 7. Participants are required to have a stable internet connection to successfully participate in the annual general meeting. 8. Once the Participant has received the link, the onus to safeguard this information remains with the Participant. 9. The application will only be deemed successful if this participation form has been fully completed and signed by the Participant and delivered or e-mailed to TMS at proxy@tmsmeetings.co.za. Shareholder name: Signature: Date: Important: You are required to attach a copy of your identity document/driver's licence/passport when submitting this form. ELECTRONIC PARTICIPATION FORM Incorporated in the Republic of South Africa (Registration number: 1895/000926/06) JSE and A2X share code: DRD ISIN: ZAE000058723 NYSE trading symbol: DRD (“DRDGOLD” or the “company” or the “group”) DRDGOLD Notice of Annual General Meeting 2025 30

FORM OF PROXY

Incorporated in the Republic of South Africa
(Registration number 1895/000926/06)
JSE and A2X share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**company**" or the "**group**")

FORM OF PROXY FOR DRDGOLD SHAREHOLDERS

For use only by DRDGOLD shareholders registered on the United Kingdom register and with regard to the South African register, for use only by DRDGOLD shareholders holding share certificates and Central Securities Depository Participant ("**CSDP**") nominee companies, brokers' nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have selected "*own-name*" registration through a CSDP at the annual general meeting of DRDGOLD shareholders to be held virtually on Wednesday, 26 November 2025 at 10:00 am (South African time), through an interactive electronic platform (the "**AGM**").

DRDGOLD shareholders on the South African register who have already dematerialised their share certificates through a CSDP or broker and who have not selected "*own-name*" registration and DRDGOLD shareholders who hold certificated ordinary shares through a nominee must not complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend the AGM or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/We (BLOCK LETTERS please)

of	
Telephone work ( )	Telephone home ( )
being the holder/s or custodians of	shares hereby appoint (see note 1 overleaf):
1. or failing him/her,	
2. or failing him/her,	
3. the chairman of the annual general meeting of DRDGOLD shareholders,	

as my/our proxy to electronically attend, participate in and vote on a show of hands or on a poll for me/us and on my/our behalf at the AGM to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the DRDGOLD shares registered in my/our name as follows (see note 2 overleaf):

	For	Against	Abstain
Ordinary resolution number 1 - Appointment of Independent Auditors			
Ordinary resolution number 2 - Re-election of Director - Mr Timothy Cumming			
Ordinary resolution number 3 - Re-election of Director - Ms Charmel Flemming			
Ordinary resolution number 4 - Election of Director - Mr Andrew Brady			
Ordinary resolution number 5 - Election of Director - Ms Henriette Hooijer			
Ordinary resolution number 6.1 - Election of Audit Committee member - Mr Johan Holtzhausen (chairman)			
Ordinary resolution number 6.2 - Election of Audit Committee member - Ms Prudence Lebina			
Ordinary resolution number 6.3 - Election of Audit Committee member - Ms Charmel Flemming			
Ordinary resolution number 7.1 - Election of Social and Ethics Committee member - Mr Edmund Jeneker (chairman)			
Ordinary resolution number 7.2 - Election of Social and Ethics Committee member - Ms Henriette Hooijer			
Ordinary resolution number 7.3 - Election of Social and Ethics Committee member - Ms Charmel Flemming			
Ordinary resolution number 7.4 - Election of Social and Ethics Committee member - Ms Thoko Mnyango			
Ordinary non-binding advisory resolution number 8 - Endorsement of the Company's Remuneration Policy			
Ordinary non-binding advisory resolution number 9 - Endorsement of the Company's Implementation Report			
Special resolution number 1 - General authority to repurchase issued securities			
Special resolution number 2 - Approval of non-executive directors' remuneration			

and generally, to act as my/our proxy at the said AGM.

(Tick whichever is applicable). If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit. (See note 2 overleaf).

Signed at	on	2025
Signature		
Assisted by (where applicable)		

Each DRDGOLD shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRDGOLD) to electronically attend, participate and vote in the place of that DRDGOLD shareholder at the AGM. Unless otherwise instructed, the proxy may vote as they deem fit.

DRDGOLD Notice of Annual General Meeting **2025** 31

1. A DRDGOLD shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder’s choice in the space/s provided, with or without deleting “the chairman of the AGM”, but any such deletion must be initialled by such shareholder. The person whose name appears first on the form of proxy and who is present at the AGM will be entitled to act as proxy to the exclusion of those whose names follow. 2. A DRDGOLD shareholder’s instruction to his proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his proxy to cast his votes. 3. Should there be no indication in the appropriate box as to how the shareholder wishes his votes to be cast by his proxy, then the proxy will be deemed to have been authorised to vote or abstain from voting at the AGM as the proxy deems fit. 4. A DRDGOLD shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A DRDGOLD shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder’s votes exercisable at the AGM. 5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa and the United Kingdom at least 24 hours and 48 hours, respectively, before the time appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays) or be handed to the chairman of the AGM before the appointed proxy exercises any of the relevant shareholder’s rights. 6. The completion and lodging of this form of proxy by DRDGOLD shareholders holding share certificates, CSDP nominee companies, brokers’ nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have elected “own-name” registration through a CSDP or broker, will not preclude the relevant shareholder from electronically attending the AGM and participating and voting in person thereat to the exclusion of any proxy appointed in terms thereof. DRDGOLD shareholders who have dematerialised their share certificates and who have not elected “own-name” registration through a CSDP or broker and DRDGOLD shareholders who hold certificated ordinary shares through a nominee who wish to electronically attend the AGM must instruct their CSDP or broker to issue them with the necessary authority to electronically attend. 7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRDGOLD. 8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies. 9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person were the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the AGM, submitted by the holder whose name appears first in the register of the company will be accepted. 10. The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his share warrant at the bearer reception office of PXS1, MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, not later than 48 hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the “conditions governing share warrants” currently in force. Thereupon, a form of proxy or an attendance form under which such share warrant holder may be represented at the AGM shall be issued. 11. Depositary receipt holders will receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy. NOTES TO THE FORM OF PROXY DRDGOLD Notice of Annual General Meeting 2025 32

1. A shareholder of a company may, at any time and in accordance with the provisions of section 58 of the Act, appoint any individual (including an individual who is not a shareholder) as a proxy to participate in, and speak and vote at, a shareholders’ meeting on behalf of such shareholder. 2. Irrespective of the form of instrument used to appoint a proxy, the appointment of a proxy is suspended at any time and to the extent that the relevant shareholder chooses to act directly and in person in the exercise of any of such shareholder’s rights as a shareholder. 3. Any appointment by a shareholder of a proxy is revocable, unless the form of instrument used to appoint such proxy states otherwise. 4. If an appointment of a proxy is revocable, a shareholder may revoke the proxy appointment by (i) cancelling it in writing, or making a later inconsistent appointment of a proxy and (ii) delivering a copy of the revocation instrument to the proxy and to the relevant company. 5. A proxy appointed by a shareholder is entitled to exercise, or abstain from exercising, any voting right of such shareholder without direction, except to the extent that the relevant company’s memorandum of incorporation, or the instrument appointing the proxy, provides otherwise. 6. If the instrument appointing a proxy has been delivered by a shareholder to a company, then, for so long as that appointment remains in effect, any notice that is required in terms of the Companies Act or such company’s memorandum of incorporation to be delivered to a shareholder must be delivered by such company to: 6.1 the relevant shareholder; or 6.2 the proxy or proxies, if the relevant shareholder has: (i) directed such company to do so, in writing and (ii) paid any reasonable fee charged by such company for doing so. 7. If a company issues an invitation to its shareholders to appoint 1 (one) or more persons named by the company as a proxy, or supplies a form of proxy instrument: 7.1 the invitation must be sent to every shareholder entitled to notice of the meeting at which the proxy is intended to be exercised; 7.2 the invitation or form of proxy instrument supplied by the company must: 7.2.1 bear a reasonably prominent summary of the rights established in section 58 of the Act; 7.2.2 contain adequate blank space, immediately preceding the name(s) of any person(s) named in it, to enable a shareholder to write the name and, if desired, an alternative name of a proxy chosen by the shareholder; and 7.2.3 provide adequate space for the shareholder to indicate whether the appointed proxy is to vote in favour of or against any resolution(s) to be put at the meeting, or is to abstain from voting; 8. the company must not require that the proxy appointment be made irrevocable; and 9. the proxy appointment remains valid only until the end of the meeting at which it was intended to be used. SUMMARY OF SECTION 58 OF THE ACT DRDGOLD Notice of Annual General Meeting 2025 33

OFFICES Registered and corporate Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park 1709, Johannesburg South Africa (PO Box 390, Maraisburg, 1700) South Africa Tel: +27 (0) 11 470 2600 Fax: +27 (0) 86 524 3061 OPERATIONS Ergo Mining Proprietary Limited PO Box 12442 Selcourt 1567, Springs South Africa Tel: +27 (0) 11 742 1003 Fax: +27 (0) 11 743 1544 Far West Gold Recoveries Proprietary Limited PO Box 390 Maraisburg 1700 South Africa Tel: +27 (0) 10 822 8440 Fax: +27 (0) 86 524 3061 DIRECTORS Timothy Cumming Non-executive Board Chairman Niël Pretorius Chief Executive Officer Riaan Davel Chief Financial Officer Henriette Hooijer Chief Financial Officer designate Johan Holtzhausen Independent Non-executive Director Edmund Jeneker Lead Independent Non- executive Director Andrew Brady Non-executive Director Prudence Lebina Independent Non-executive Director Thoko Mnyango Independent Non-executive Director Charmel Flemming Independent Non-executive Director COMPANY SECRETARY Kgomotso Mbanyele INVESTOR AND MEDIA RELATIONS Jane Kamau R&A Strategic Communications Tel: +27 (0) 11 880 3924 Fax: +27 (0) 11 880 3788 Mobile: +27 (0) 79 336 4010 E-mail: jane@rasc.co.za STOCK EXCHANGE LISTINGS JSE Ordinary shares Share Code: DRD ISIN: ZAE000058723 NYSE ADRs Trading Symbol: DRD CUSIP: 26152H301 DRDGOLD’s ordinary shares are listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE), in the form of American Depositary Receipts (ADRs). The company’s shares are also traded on the A2X and the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets. SHARE TRANSFER SECRETARIES South Africa JSE Investor Services Proprietary Limited One Exchange Square 2 Gwen Lane Sandown, Sandton, 2196 PO Box 10462 Johannesburg, 2000 South Africa Tel: +27 (0) 11 713 0800 Fax: +27 (0) 86 674 2450 United Kingdom (and bearer office) MUFG Corporate Markets Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom Tel: +44 (0) 371 664 0300 Australia Computershare Investor Services Proprietary Limited Level 17 221 St George’s Terrace Perth, WA 6000 Australia Tel: +61 8 9323 2000 Tel: 1300 55 2949 (in Australia) Fax: +61 8 9323 2033 ADR depositary J.P. Morgan Chase Bank N.A. P.O. Box 64504 St. Paul, MN 55164-9804 Email: jpmorgan.adr@eq- us.com Toll-free: +1 800 990 1135 Direct Dial: +1 615 453 2128 Virtual Annual General Meeting Facilitator: The Meeting Specialist (Proprietary) Limited JSE Building, One Exchange Square 2 Gwen Lane Sandown, 2196 Tel: +27 (0) 11 520 7950 Tel: +27 (0) 11 520 7951 Tel: +27 (0) 11 520 7952 GENERAL JSE sponsor One Capital Auditor BDO South Africa Inc. Attorneys ENSafrica Inc. Malan Scholes Alan Jacobs and Associates, Nupen Staude de Vries Incorporated Werksmans Linklaters LLP Bankers ABSA Bank Limited Nedbank Limited Standard Bank of South Africa Limited Website www.drdgold.com ADMINISTRATION AND CONTACT DETAILS DRDGOLD LIMITED (Incorporated in the Republic of South Africa) (Registration Number: 1895/000926/06) DRDGOLD Notice of Annual General Meeting 2025 34

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